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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                               EMERSON RADIO CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    291087203
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                                 (CUSIP Number)

                                                     with a copy to:
     Elizabeth J. Calianese, Esq.                    John D. Schupper, Esq.
     Emerson Radio Corp.                             Lowenstein Sandler PC
     Nine Entin Road                                 65 Livingston Avenue
     Parsippany, New Jersey  07054                   Roseland, New Jersey  07068
     (973) 884-5800                                  (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 5, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP No.   291087203
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         1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                               Geoffrey P. Jurick

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         2) Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) [ ]
         (b) [ ]

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         3) SEC Use Only

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         4)       Source of Funds (See Instructions):   Not Applicable

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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e): Not Applicable

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         6) Citizenship or Place of Organization: Germany

         Number of                                   7) Sole Voting Power:        332,242*
    Shares Beneficially                                 -----------------
         Owned by                                    8) Shared Voting Power:            0
      Each Reporting                                    -------------------
        Person With
                                                     9) Sole Dispositive Power:   332,242*
                                                        -----------------------
                                                    10) Shared Dispositive Power:       0
                                                        ------------------------

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         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:   332,242*

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         12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):       *

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         13)      Percent of Class Represented by Amount in Row (11):  1.2%

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         14) Type of Reporting Person (See Instructions): IN

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

* Mr. Jurick's beneficial ownership consists of (i) 265,576 shares of common stock, par value $.01 per share (the "Common Stock"), of Emerson Radio Corp. (the "Company") directly owned by him and (ii) 66,666 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this Schedule 13D. Excludes 133,334 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick that are not exercisable within 60 days of the date of this Schedule 13D.


                                      -2-
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         Geoffrey P. Jurick, the Chairman, Chief Executive Officer and President
of the Company, hereby amends the Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on July 21, 2000, amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on June 19, 2002, and amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on February 1, 2005 (the "Schedule 13D"), relating to the shares of Common Stock of the Company, as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of Transaction.

         On December 5, 2005, Mr. Jurick sold 10,000,000 shares of Common Stock of the Company to a subsidiary of The Grande Holdings Limited, a Hong Kong based group of companies engaged in a number of businesses including the manufacture, sale and distribution of audio, video and other consumer electronics and digital products. The purchase price was $5.20 per share payable in a combination of cash and a convertible debenture of Grande. The shares sold represented approximately 37% of the Company's outstanding shares.

Item 5.           Interest in Securities of the Issuer.

            As of December 5 2005, there were 27,047,666 shares of Common Stock issued and outstanding. As of such date, Mr. Jurick beneficially owned 332,242 shares of Common Stock, or approximately 1.2% of the total outstanding Common Stock. Mr. Jurick has sole voting power and sole power to dispose or direct the disposition of all of these shares of Common Stock. Mr. Jurick does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock. Mr. Jurick's beneficial ownership consists of (i) 265,576 shares of Common Stock directly owned by him and (ii) 66,666 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the date of this Schedule 13D. Mr. Jurick's beneficial ownership excludes 133,334 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick that are not exercisable within 60 days of the date of this Schedule 13D.

         Except as described in Item 4 above, Mr. Jurick has not effected any transactions in the Common Stock during the past 60 days.

         No other person is known to Mr. Jurick to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Jurick.

         As a result of the transaction described in Item 4 above, Mr. Jurick has ceased to be the beneficial owner of more than five percent of the Company's outstanding Common Stock.

Item 7.           Material to be Filed as Exhibits.

                  None


                                      -3-
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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


December 5, 2005


                                                     /s/ Geoffrey P. Jurick
                                                     ----------------------
                                                     Geoffrey P. Jurick


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).